FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

dated Mar 11, 2005

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 659
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Mar 11, 2005

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
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Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 659 - 2nd Floor 05093-901 - São Paulo, SP BRAZIL Tel. 55 11 3649-3130 Fax 55 11 3649-1785 www.sadia.com.br

São Paulo, March 8, 2005

MARKET ANNOUNCEMENT

Proposed changes to the Company´s Management

Sadia S.A. is announcing that changes to the Board of Directors will be proposed at the next Ordinary General Shareholders’ Meeting, to be held in April 2005. Walter Fontana Filho, the current CEO, will be appointed to the position of Chairman of the Board of Directors. Eduardo Fontana d’Avila, the current Director of Manufacturing, will be appointed for the position of Vice-Chairman. Romano Ancelmo Fontana Filho and Osório Henrique Furlan, the current Chairman and Vice-Chairman, will remain on the board as members.

After the approval of these proposed changes, the Board of Directors will deliberate on the nomination of Gilberto Tomazoni for the position of CEO. By way of background, Tomazoni is 46 years old, has a degree in engineering and has been working at Sadia for 22 years. He currently acts as the Company’s Director of Marketing and Sales.

Luiz Gonzaga Murat Júnior CFO and Director of Investor Relations Sadia S.A.